EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

Supplementary

Calculation of Ratio of Earnings to Fixed Charges

	(in USD millions, except ratio)	For the six months ended 30 June 2018
Fixed charges
	Interest expense	507
+	Interest within rental expense	436
+	Capitalised interest	247
Total fixed charges (A)		1,190

Earnings
	Income before tax and minority interest	8,059
-	Equity in net income non-consolidated investees	-114
+	Distributed income of equity investees	-1
=	Income before taxes, minority interests and equity	7,943
+	Fixed charges (A)	1,190
+	Ordinary depreciation capital interest	100
-	Capitalised interest	-247
Total earnings		8,986

Ratio of Earnings to Fixed Charges		7.6

Equinor second quarter 2018      1